SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

MSB Financial Corp.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

55352L101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,511
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,511
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,476
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 76,476
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,880
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 113,880
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.91%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,393
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,393
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 49,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.83%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,189
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 65,189
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.09%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,316
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,316
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.74%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,042
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 23,042
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,745
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 62,745
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.05%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 302,869
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 302,869
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 302,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,393
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,393
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55352L101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 590,320
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 590,320
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55352L101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted).  The aggregate purchase cost of the 590,320 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $7,022,840, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 22, 2016, the Issuer filed a Form 8-K announcing the following:

On June 20, 2016, the Boards of Directors of MSB Financial Corp. and Millington Bank appointed Lawrence B. Seidman to their respective Boards.  His term of office will commence on July 1, 2016.  He has been appointed to the class of directors, the term of which expires at the 2017 Annual Meeting.  It is expected that Mr. Seidman will be appointed to the Compensation Committee of the Registrant.  Mr. Seidman has served as Manager of Seidman and Associates, LLC and related investments groups of Parsippany, New Jersey whose principal business includes investments in financial institutions since 1995.  Mr. Seidman also has served as a director for Stonegate Bank since 2009 and ASB Bancorp Inc. and its wholly owned subsidiary, Asheville Savings Bank since 2016.  He formerly served on the board of Center Bancorp, Inc. from 2007 to 2014 and Naugatuck Valley Financial Corporation from 2014 to January 2016.  There are no transactions between Mr. Seidman on the one hand and MSB Financial Corp. and Millington Bank on the other of the type required to be disclosed by Item 404(a) of Regulation S-K.

The foregoing description is qualified in its entirety by reference to the full text of the Form 8-K, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,953,423 Shares outstanding, which is the total number of Shares outstanding as of March 31, 2016 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 16, 2016.

A.	SAL

(a)	As of the close of business on June 23, 2016, SAL beneficially owned 100,511 Shares.

       Percentage: Approximately 1.69%.

(b)	1. Sole power to vote or direct the vote: 100,511

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 100,511

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SAL during the past 60 days.

CUSIP No. 55352L101

B.	SIP

(a)	As of the close of business on June 23, 2016, SIP beneficially owned 76,476 Shares.

                               Percentage: Approximately 1.28%.

(b)	1. Sole power to vote or direct the vote: 76,476

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 76,476

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIP during the past 60 days.

C.	SIPII

(a)	As of the close of business on June 23, 2016, SIPII beneficially owned 113,880 Shares.

Percentage: Approximately 1.91%.

(b)	1. Sole power to vote or direct the vote: 113,880

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 113,880

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPII during the past 60 days.

D.	SIPIII

(a)	As of the close of business on June 23, 2016 SIPIII beneficially owned 24,393 Shares.

Percentage: Approximately 0.41%.

(b)	1. Sole power to vote or direct the vote: 24,393

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 24,393

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPIII during the past 60 days.

CUSIP No. 55352L101

E.	LSBK

(a)	As of the close of business on June 23, 2016, LSBK beneficially owned 49,768 Shares.

Percentage: Approximately 0.83%.

(b)	1. Sole power to vote or direct the vote: 49,768

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 49,768

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by LSBK during the past 60 days.

F.	Broad Park

(a)	As of the close of business on June 23, 2016, Broad Park beneficially owned 65,189 Shares.

Percentage: Approximately 1.09%.

(b)	1. Sole power to vote or direct the vote: 65,189

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 65,189

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Broad Park during the past 60 days.

G.	Chewy

(a)	As of the close of business on June 23, 2016, Chewy beneficially owned 44,316 Shares.

Percentage: Approximately 0.74%.

(b)	1. Sole power to vote or direct the vote: 44,316

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 44,316

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Chewy during the past 60 days.

CUSIP No. 55352L101

H.	2514 MSF

(a)	As of the close of business on June 23, 2016, 2514 MSF beneficially owned 23,042 Shares.

Percentage: Approximately 0.39%.

(b)	1. Sole power to vote or direct the vote: 23,042

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 23,042

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by 2514 MSF during the past 60 days.

I.	CBPS

(a)	As of the close of business on June 23, 2016, CBPS beneficially owned 62,745 Shares.

Percentage: Approximately 1.05%.

(b)	1. Sole power to vote or direct the vote: 62,745

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 62,745

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by CBPS during the past 60 days.

J.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 76,476 Shares owned by SIP and the 113,880 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 49,768 Shares owned by LSBK and the 62,745 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 302,869 Shares.

Percentage: Approximately 5.09%.

(b)	1. Sole power to vote or direct the vote: 302,869

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 302,869

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days. There have not been any transactions in the Shares by SIP, SIPII, LSBK and CBPS in the past 60 days..

CUSIP No. 55352L101

K.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 24,393 Shares owned by SIPIII.

Percentage: Approximately 0.41%.

(b)	1. Sole power to vote or direct the vote: 24,393

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 24,393

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days. There have not been any transactions in the Shares by SIPIII in the past 60 days.

L.	Seidman

(a)
Seidman directly owns 30,000 Shares.  In addition, Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 100,511 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the76,476 Shares owned by SIP and the 113,880 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 24,393 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 49,768 Shares owned by LSBK and the 62,745 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park, Chewy and 2514 MSF, may be deemed the beneficial owner of the 65,189 Shares owned by Broad Park, the 44,316 Shares owned by Chewy and the 23,042 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 590,320 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 9.92%.

(b)	1. Sole power to vote or direct the vote: 590,320

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 590,320

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares during the past 60 days on behalf of Seidman, SAL, SIP, SIPII, SIPIII, LSBK, CBPS, Broad Park, Chewy and 2514 MSF.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP No. 55352L101

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.2	Form 8-K dated June 20, 2016, filed by MSB Financial Corp. with the Securities and Exchange Commission on June 22, 2016.

Signature Page to MSB Financial Corp. Schedule 13D Amendment No. 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2016	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN